Exhibit 99.1

Qudian Inc. Reports Second Quarter 2018 Unaudited Financial Results

BEIJING, August 24, 2018 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading provider of online small consumer credit products in China, today announced its unaudited financial results for the fiscal quarter ended June 30, 2018.

Second Quarter 2018 Operational Highlights:

•	Total outstanding loan balance[1] as of June 30, 2018 increased by 40.3% to RMB15.0 billion from June 30, 2017

•	Total number of registered users as of June 30, 2018 increased by 41.7% to 67.9 million from June 30, 2017

•

Number of active borrowers[2] was 4.0 million during the second quarter of 2018, compared with 5.6 million during the second quarter of 2017 as a result of tightened credit policies and longer loan term

•	Number of outstanding borrowers[3] as of June 30, 2018 was 5.1 million, compared with 5.0 million as of June 30, 2017

•

M1+ Delinquency Rate by Vintage[4] for loans generated during the first quarter of 2018 returned to less than 1.0% through June 30, 2018, as a result of successful implementation of tighter credit standards

•	Cumulative number of cars sold since the launch of the Dabai Auto business was 15,082 as of June 30, 2018

Second Quarter 2018 Financial Highlights:

•	Total revenues increased by 124.7% year-on-year to RMB2,243.7 million (US$339.1 million)

[1]	Including off-balance sheet loans directly funded by our funding partners.
[2]	Active borrowers are to borrowers who have drawn down credit in the specified period.
[3]	Outstanding borrowers are borrowers who have outstanding loans as of a particular date.
[4]

M1+ Delinquency Rate by Vintage is defined as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage.

•	Loan facilitation income and others increased substantially year-on-year to RMB452.1 million (US$68.3 million) from RMB15.2 million

•	Financing income increased by 7.8% year-on-year to RMB895.1 million (US$135.3 million)

•	Sales income generated by the Dabai Auto business was RMB784.8 million (US$118.6 million), compared to nil in the second quarter of 2017

•	Net income increased by 42.4% year-on-year to RMB724.2 million (US$109.4 million), or RMB2.19 (US$0.33) per diluted ADS

•	Non-GAAP net income increased by 42.0% year-on-year to RMB737.6 million (US$111.5 million), or RMB2.23 (US$0.34) per diluted ADS

“We are very pleased to deliver a record net income in the second quarter,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “Our registered users continued to increase; and our total loan balance also continued to grow while seeing marked improvement in risk metrics. Our swift adjustments on tightening credit policies and improving product structures initiated from the first quarter worked well into the second quarter. The M1+ Delinquency Rate by Vintage declined to less than 1.0% for new loans generated this year after we implemented tighter credit standards while the total delinquency rate increased slightly due to legacy of loans generated last year but also shows tapering off trends. As our registered users grew steadily and reached 67.9 million, we can focus our growth on activating and monetizing our large existing user base, instead of over-reliance on expensive marketing. We continued to diversify our funding sources through partnerships and remain committed to strict compliance with both existing and new laws and regulations.”

“Our Dabai Auto business generated conservative healthy growth in the second quarter,” added Mr. Luo. “During this quarter, we sold 8,474 cars and credit performance was in line with expectation. Dabai represents our efforts to activate and monetize our massive existing user base by offering a diversified service scope. Going forward, we look to increase operational efficiency and grow the business at a prudent pace without sacrificing profitability.”

“Looking ahead, we will further grow our business by focusing on our core online consumer finance businesses, continuing to invest in technology and expanding our funding sources while prudently growing our new Dabai Auto business. We are increasingly confident that we can achieve our full-year 2018 guidance for non-GAAP net income to be more than RMB2.5 billion. In addition, with further clarity from regulators and many players exiting the online consumer finance industry, our competitive advantages in being regulatory compliant, expertise in risk analytics and cost structure driven by technology, big-data and software development will ensure the long-term business growth and further solidify our leadership position,” Mr. Luo concluded.

“We achieved a new milestone by achieving record net income while navigating a maturing regulatory environment,” said Mr. Carl Yeung, Chief Financial Officer of Qudian. “Our non-GAAP net income increased by 42.0% year-on-year to RMB737.6 million as a result of successfully growing our loan balance while managing risk appropriately. Meanwhile, we continued our efforts to diversify funding sources and entered into new funding arrangements with 8 regulated and licensed institutional funding partners during the second quarter of 2018. We believe this combination of stable and diversified funding sources and our stockpile of liquidity reserves enables us to maintain confidence in our liquidity positions and sustain long-term growth. Meanwhile, we firmly believe Qudian’s strategy of not relying on individuals for funding, but rather utilizing stable, regulated and licensed institutional funding sources will further differentiate us and avoid the liquidity concerns that some P2P businesses may be struggling with. We remain confident about future growth as the industry continues to evolve and mature.”

“Looking ahead, there is a robust demand for consumption credits and the regulatory environment is becoming increasingly stable and mature. With delinquency managed within expected ranges and volume growing healthily on the consumption credit side, we hope to grow the Dabai Auto business at a more prudent pace and lower expected unit sales from 100,000 units to between 25,000-30,000 units. Considering these factors, we wish to provide an assertive tone on our full-year 2018 guidance for non-GAAP net income to be more than RMB2.5 billion.”

Mr. Yeung further comments, “In light of the strength of our business fundamentals, as of June 27, 2018, we have purchased approximately US$149.7 million under the repurchase plan announced last December, which demonstrated our confidence in our businesses and commitment to drive long term growth for our shareholders. We expect to continue to purchase shares in the open market given our view of the visible disconnect between company’s value and fundamentals.”

Second Quarter 2018 Financial Results

Total revenues were RMB2,243.7 million (US$339.1 million), an increase of 124.7% from RMB998.4 million for the same quarter of 2017, mainly driven by growth of revenues from sales income generated by Dabai Auto business and loan facilitation income and others.

Financing income totaled RMB895.1 million (US$135.3 million), an increase of 7.8% from RMB830.5 million for the same quarter of 2017, due to an increase in loan balance as a result of increases in average loan size and term, partially offset by a decrease in active borrowers as a result of tightening credit policies.

Loan facilitation income and others substantially increased to RMB452.1 million (US$68.3 million) from RMB15.2 million for the same quarter of 2017, as a result of a substantial increase in off-balance sheet transactions and the adoption of ASC 606 Revenue from contracts with customers, effective January 1, 2018. Prior to the adoption of ASC 606, the loan facilitation service income was limited to the amount that is not contingent on the delivery of the undelivered post origination services. Upon adoption of ASC606, the total consideration is allocated between the loan facilitation service and post origination services performance obligations. Loan facilitation service income is recognized when the service is rendered i.e. successful matching borrowers with institutional funding partners. The amount recognised is limited to the amount of variable consideration that is probable not to be reversed in future periods. Accordingly, the timing of revenue recognition for loan facilitation service income collected in periodical instalments will be recognised earlier under ASC 606. The adoption of ASC 606 resulted in an increase of RMB156.7 million (US$23.7 million) in loan facilitation income for the second quarter of 2018.

Sales income was RMB784.8 million (US$118.6 million) compared to nil in the second quarter of 2017 as a result of the launch of the new Dabai Auto business.

Sales commission fees decreased by 29.9% to RMB105.9 million (US$16.0 million) from RMB151.1 million for the same quarter of 2017, as a result of a decrease in the gross merchandise value relating to the merchandise credit business.

Total operating costs and expenses increased by 263.7% to RMB1,473.1 million (US$222.6 million) from RMB405.0 million for the same quarter of 2017.

Cost of revenues increased by 387.8% to RMB947.8 million (US$143.2 million) from RMB194.3 million for the same quarter of 2017, primarily due to costs incurred by the Dabai Auto business, partially offset by a slight decrease in funding costs associated with our core online consumer finance business.

Sales and marketing expenses increased by 68.5% to RMB160.6 million (US$24.3 million) from RMB95.3 million for the second quarter of 2017. The increase was primarily due to expenses associated with the new Dabai Auto business, partially offset by a decrease in sales and marketing expenses for our core small credit businesses as a result of a significant increase in repeat transactions directly on our apps.

General and administrative expenses increased by 154.8% to RMB69.1 million (US$10.4 million) from RMB27.1 million for the second quarter of 2017. The increase was primarily attributable to increases in travel expenses and administrative fees payable to trust companies as a result of increased use of trust funding.

Research and development expenses were RMB36.9 million (US$5.6 million), and remained flat from the second quarter of 2017.

Provision for loan principal, financing service fee receivables and other receivables increased by 357.3% to RMB222.0 million (US$33.5 million) from RMB48.5 million for the second quarter of 2017. The increase was primarily due to an increase in the loan balance and M1+ overdue loan principals and financing services fees receivables.

As of June 30, 2018, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB537.0 million (US$81.2 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB580.6 million (US$87.7 million), indicating M1+ Delinquency Coverage Ratio of 1.1x.

The following chart displays the historical lifetime cumulative M1+ Delinquency Rate by Vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for each of the quarters in 2017 and 2018, before charge-offs:

Income from operations was RMB773.8 million (US$116.9 million), an increase of 27.3% from RMB607.9 million from the second quarter of 2017.

Net income attributable to Qudian’s shareholders increased by 42.4% to RMB724.2 million (US$109.4 million), or RMB2.19 (US$0.33) per diluted ADS, compared to RMB508.5 million, or RMB1.70 per diluted ADS, for the second quarter of 2017.

Non-GAAP Net income attributable to Qudian shareholders increased by 42.0% to RMB737.6 million (US$111.5 million), or RMB2.23 (US$0.34) per diluted ADS, compared to RMB519.4 million, or RMB1.74 per diluted ADS, for the second quarter of 2017.

As of June 30, 2018, the Company had cash and cash equivalents of RMB2,904.6 million (US$439.0 million) and restricted cash of RMB1,458.5million (US$220.4 million).

For the second quarter of 2018, net cash provided by operating activities was RMB672.5 million (US$101.6 million), mainly attributable to net income of RMB724.2 million (US$109.4 million). Net cash used in investing activities was RMB2,137.3 million (US$323.0 million), mainly due to payments to originate loan principal of RMB12,070.0 million (US$1,824.1 million) and payments to originate finance lease receivables of RMB704.5 million (US$106.5 million) and partially offset by proceeds from collection of loan principal of RMB10,904.8 million (US$1,648.0 million). Net cash used in financing activities was RMB560.2 million (US$84.7 million), mainly comprised of repayments of borrowings of RMB1,696.3 million (US$256.3 million), partially offset by proceeds from borrowings of RMB1,206.4 million (US$182.3 million).

Board Member Changes

Qudian announced that to comply with the NYSE corporate governance standards, Mr. Rong Shengwen was appointed as independent director and member of Audit Committee and Mr. Du Li resigned as director and member of Audit Committee, both effective on August 24, 2018. Mr. Rong currently serves as CFO of Yixia Tech Co. Ltd, a leading VC-funded private company focusing on short-form video and live streaming services in China. He holds an MBA degree from the University of Chicago Booth School of Business and a master’s degree in accounting from West Virginia University and a bachelor’s degree in international finance from Renmin University of China.

Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian said, “On behalf of the Board, I would like to thank Mr. Du for his invaluable contributions to the Company during his tenure. His experience and counsel contributed to our success and we wish him the best in his future endeavors. Meanwhile, we are honored to welcome Mr. Rong to our Board and look forward to working with him and benefiting from his valuable experiences and expertise as we further grow our business.”

Update on Company’s User Engagement

The Company’s agreement with Ant Financial relating to user engagement through Alipay’s dedicated channel for online third-party service providers expires in August 2018, and the parties have decided not to renew the agreement. The Company has primarily engaged users through its own mobile apps since the first quarter of 2018, and it does not expect the non-renewal to have a material impact on the Company’s current business.

Update on Share Repurchase

On December 1, 2017, the Company announced that its Board of Directors authorized the repurchase of up to US$300 million of the Company’s American Depositary Shares in open market transactions. As of June 27, 2018, the amount purchased under this repurchase plan was approximately US$149.7 million.

Outlook

For the full year of 2018, the Company reaffirms its expectation for non-GAAP net income to be over RMB2.5 billion. Meanwhile, for the Dabai Auto business, the Company expects the number of vehicles sold during the full year 2018 to be between 25,000-30,000, down from the previous guidance of 100,000, as the Company focuses on profitability.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of regulatory, market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on August 24, 2018 at 7:00 AM U.S. Eastern Time (7:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1-845-675-0437

U.S. (toll free):	+1-866-519-4004

International:	+65-6713-5090

Hong Kong:	+852-3018-6771

Hong Kong (toll free):	800-906-601

Mainland China:	400-620-8038/800-819-0121

Conference ID:	6192956

Please dial in 10 minutes before the call is scheduled to begin and provide either the conference ID, 6192956, or the passcode, “Qudian earnings call,” to join the call. Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com. A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 31, 2018, by dialing the following telephone numbers:

U.S.:	+1-646-254-3697

U.S. (toll free):	+1-855-452-5696

International:	+61-28199-0299

Hong Kong:	+852-3051-2780

Hong Kong (toll free):	800-963-117

Mainland China:	400-602-2065/800-870-0206

Replay Access Code:	6192956

About Qudian Inc.

Qudian Inc. (“Qudian” or the “Company”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending or budget auto financing solutions but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit ir.qudian.com

Use of Non-GAAP Financial Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income helps identify underlying trends in our business by excluding the impact of share-based compensation expenses and fair value gains, which are non-cash charges. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

In China:

Investor Relations

Annie Huang

Director of Capital Markets

E-mail: ir@qudian.com

Media

Binbin Yang

VP, Public Relations

E-mail: pr@qudian.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6200

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,
	2017	2018
(In thousands except for number of shares and per share data)	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Revenues:
Financing income	830,532	895,131	135,275
Sales commission fees	151,149	105,898	16,004
Sales income	—	784,753	118,595
Penalty fees	1,492	5,766	871
Loan facilitation income and others	15,223	452,103	68,323

Total revenues	998,397	2,243,651	339,069

Operating cost and expenses:
Cost of revenues	(194,295)	(947,817)	(143,238)
Sales and marketing	(95,298)	(160,586)	(24,268)
General and administrative	(27,118)	(69,110)	(10,444)
Research and development	(38,448)	(36,863)	(5,571)
Loss of guarantee liabilities	(1,294)	(36,747)	(5,553)
Provision for loan principal, financing service fee receivables and other receivables	(48,539)	(221,951)	(33,542)

Total operating cost and expenses	(404,991)	(1,473,074)	(222,616)
Other operating income	14,514	3,203	484
Income from operations	607,919	773,780	116,936
Interest and investment (loss)/income, net	(725)	4,584	693
Foreign exchange gain, net	—	18,420	2,784
Other income	309	7,828	1,183
Other expense	—	—	—

Net income before income taxes	607,504	804,612	121,596
Income tax expenses	(98,974)	(80,420)	(12,153)

Net income	508,529	724,192	109,442

Net income attributable to Qudian Inc.’s shareholders	508,529	724,192	109,442

Earnings per share for Class A and Class B ordinary shares:
Basic	6.83	2.21	0.33
Diluted	1.70	2.19	0.33

Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic		2.21	0.33
Diluted		2.19	0.33

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	74,507,376	327,811,355	327,811,355
Diluted	298,686,013	330,060,963	330,060,963

Other comprehensive gain:
Foreign currency translation adjustment	—	113,240	17,113

Total comprehensive income	508,529	837,432	126,556

Total comprehensive income attributable to Qudian Inc.’s shareholders	508,529	837,432	126,556

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of shares and per share data)	As of March 31, 2018	As of June 30, 2018
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
ASSETS:
Current assets:
Cash and cash equivalents	5,736,836	2,904,627	438,958
Restricted cash	538,031	1,458,463	220,408
Short-term investments	—	67,579	10,213
Short-term loan principal and financing service fee receivables, net	9,039,610	10,098,603	1,526,137
Short-term finance lease receivables	188,806	389,683	58,890
Short-term amounts due from related parties	517,313	336,179	50,805
Contract assets	266,282	433,532	65,517
Other current assets	793,335	1,242,202	187,726

Total current assets	17,080,213	16,930,867	2,558,654

Non-current assets:
Long-term finance lease receivables	367,000	690,612	104,368
Investment in equity method investee	44,972	42,253	6,385
Property and equipment, net	7,595	11,361	1,717
Intangible assets	5,803	8,553	1,293
Land use right	—	106,000	16,019
Long-term contract asset	—	9,209	1,392
Deferred tax assets	172,877	178,359	26,954
Other non-current assets	114,292	8,407	1,270

Total non-current assets	712,539	1,054,752	159,398

TOTAL ASSETS	17,792,752	17,985,619	2,718,052

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of shares and per share data)	As of March 31, 2018	As of June 30, 2018
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	6,253,398	6,031,503	911,502
Accrued expenses and other current liabilities	419,808	386,229	58,368
Short-term amounts due to related parties	703,706	1,112,257	168,088
Guarantee liabilities	48,004	86,085	13,009
Income tax payable	268,471	231,601	35,000

Total current liabilities	7,693,387	7,847,675	1,185,969

Non-current liabilities:
Long-term borrowings and interest payables	255,000	—	—

Total non-current liabilities	255,000	—	—

Total liabilities	7,948,387	7,847,675	1,185,969

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary shares	223	176	27
Class B Ordinary shares	—	44	7
Treasury shares	(421,165)	(557,406)	(84,237)
Additional paid-in capital	7,594,353	7,186,744	1,086,087
Accumulated other comprehensive loss	(220,495)	(107,255)	(16,209)
Retained earnings	2,891,449	3,615,642	546,409

Total shareholders’ equity	9,844,365	10,137,945	1,532,083

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,792,752	17,985,619	2,718,052

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended June 30,
(In thousands except for number of shares and per share data)	2017	2018
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Total net income attributable to Qudian Inc.’s shareholders	508,529	724,192	109,442
Add: Share-based compensation expenses and fair value gains	10,886	13,449	2,032

Non-GAAP net income attributable to Qudian Inc.’s shareholders	519,415	737,640	111,474

Non-GAAP net income per share—basic	6.97	2.25	0.34
Non-GAAP net income per share—diluted	1.74	2.23	0.34
Weighted average shares outstanding—basic	74,507,376	327,811,355	327,811,355
Weighted average shares outstanding—diluted	298,686,013	330,060,963	330,060,963